UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)
PartnerRe Ltd.
(Name of Issuer)

Common Shares, par value $1.00 per share
(Title of Class of Securities)

G6852T105
(CUSIP Number)

Toby Myerson, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 (212) 373-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2015
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6852T105	SCHEDULE 13D	Page 2 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EXOR S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,725,726 Shares
	8	SHARED VOTING POWER 0 Shares (see Item 5)
	9	SOLE DISPOSITIVE POWER 4,725,726 Shares
	10	SHARED DISPOSITIVE POWER 0 Shares (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,725,726 Shares (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON* HC, CO

CUSIP No. G6852T105	SCHEDULE 13D	Page 3 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EXOR S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,201,062 Shares
	8	SHARED VOTING POWER 0 Shares (see Item 5)
	9	SOLE DISPOSITIVE POWER 2,201,062 Shares
	10	SHARED DISPOSITIVE POWER 0 Shares (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,201,062 Shares (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON* HC, CO

CUSIP No. G6852T105	SCHEDULE 13D	Page 4 of 7

This Amendment No. 3 to Schedule 13D (this “Third Amendment”) is filed by and on behalf of EXOR S.p.A. (“EXOR”), a società per azioni organized under the laws of the Republic of Italy and EXOR S.A. (“EXOR Luxembourg” and together with EXOR, the “Reporting Persons”), a corporation organized under the laws of Luxembourg, to amend the Schedule 13D related to common shares, par value $1.00 per share (the “Common Shares”) of PartnerRe Ltd., a Bermuda exempted company (the “Issuer”), previously filed by the Reporting Persons with the United States Securities and Exchange Commission (the “SEC”) on May 15, 2015, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on July 9, 2015 (the “First Amendment”) and Amendment No. 2 to Schedule 13D filed with the SEC on July 20, 2015 (the “Second Amendment”).  Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D, as amended. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.
Item 4.  Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On July 21, 2015, the Issuer announced that the Issuer’s Board determined that the EXOR Binding Offer as amended by EXOR and proposed to the Issuer’s Board on July 20, 2015, would be reasonably likely to result in a “Superior Proposal” (as defined in the AXIS Amalgamation Agreement).

In contemplation of entering into a merger agreement with EXOR, on August 2, 2015, PartnerRe and AXIS terminated the AXIS Amalgamation Agreement.

On August 2, 2015, the Issuer entered into an Agreement and Plan of Merger (the “Definitive Merger Agreement”) with Exor N.V., a Dutch public limited liability company (naamloze vennootschap) (“Parent”), Pillar Ltd., a Bermuda exempted company and a wholly-owned subsidiary of Parent (“Merger Sub”), and, solely with respect to Sections 4.01 to 4.05, 6.13 and Section 9.13 of the Definitive Merger Agreement EXOR, pursuant to which and subject to the terms and conditions specified therein Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving company (the “Surviving Company”).  Pursuant to the terms of the Definitive Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Issuer common share issued and outstanding immediately prior to the Effective Time (other than common shares owned by the Issuer, Parent or by any respective subsidiary or affiliate of Issuer or Parent) shall automatically be cancelled and converted into the right to receive $137.50 in cash per common share (the “Consideration”).  Additionally, pursuant to the Definitive Merger Agreement, the Issuer will declare and pay a one−time extraordinary cash dividend to holders of record of Issuer common shares in the amount of $3.00 per common share, which dividend shall only become payable, and such payment shall be conditioned, upon the occurrence of the Effective Time. Issuer preferred shares issued and outstanding at the Effective Time will remain outstanding as preferred shares of the Surviving Company and will be entitled to the same dividend and other relative rights, preferences, limitations and restrictions as are now provided by the respective certificate of designation, preferences and rights of such Issuer preferred shares.  However, the Definitive Merger Agreement contemplates that after the consummation of Merger, the Surviving Company will offer holders of its preferred shares an opportunity to exchange their preferred shares for new preferred shares substantially identical to their existing preferred shares except that such new preferred shares will, subject to certain exceptions contained in the existing preferred shares, not be redeemable by the Surviving Company prior to the later of (i) the fifth anniversary of the date of issuance and (ii) January 21, 2021 and a will contain a restriction on payment of dividends on common shares to an amount not exceeding 67% of net income until December 31, 2020.  Such new preferred shares will also carry a 100 basis point increase in the annual dividend payable thereunder if, prior to the closing date of the Merger, the Internal Revenue Service provides a private letter ruling relating to the tax treatment of such preferred shares.  If no such ruling is obtained, EXOR will deposit, or shall cause to be deposited, with the paying agent under the Merger Agreement $42,687,500, which amount shall be distributed to the holders of record of Issuer preferred shares as of the Effective Time. Pursuant to the terms of the Merger Agreement, directors of Merger Sub immediately prior to the Effective Time will become directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and the bye-laws of the Surviving Company shall be in the form of the bye-laws of Merger Sub in effect immediately prior to the Effective Time until thereafter changed or amended as provided therein or pursuant to applicable law.

CUSIP No. G6852T105	SCHEDULE 13D	Page 5 of 7

A copy of the Definitive Merger Agreement is included as Exhibit 99.9 to this Schedule 13D. The foregoing summary of the Definitive Merger Agreement is not a complete description of the terms and conditions of the Merger and of the parties’ rights and obligations under the Definitive Merger Agreement and is qualified in its entirety by reference to the Definitive Merger Agreement, a copy of which is filed as Exhibit 99.9 hereto and the terms and conditions of which are incorporated herein by reference.

On August 2, 2015, the Issuer, Parent, GA (defined below), and John Elkann, Chairman and CEO of EXOR and Chairman and partner of GA, entered into a letter agreement (the “Shareholder Information Letter”), pursuant to which EXOR, GA and Mr. Elkann each agrees to directly perform or cause to be performed Parent’s obligation under the Definitive Merger Agreement regarding the provision of all information concerning Parent’s, its affiliates and its affiliates’ officer, directors, employees and partners as necessary in connection with obtaining regulatory approvals required for consummation of the Definitive Merger Agreement.

A copy of the Shareholder Information Letter is included as Exhibit 99.10 to this Schedule 13D. The foregoing summary of the Shareholder Information Letter is not a complete description of all of the parties’ rights and obligations under the Shareholder Information Letter and is qualified in its entirety by reference to the Shareholder Information Letter, a copy of which is filed as Exhibit 99.10 hereto and the terms and conditions of which are incorporated herein by reference.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Item 6 is hereby amended and supplemented as follows:

Pursuant to the Merger Agreement, EXOR has agreed (a) prior to the earlier of the Effective Time of the Merger or termination of the Merger Agreement not to transfer or enter into hedging arrangements with respect to Issuer common shares held by it or its affiliates, (b) to vote Issuer common shares held by it or its affiliates to approve and adopt the Definitive Merger Agreement, and the Merger and any agreement and proposals related thereto, (c) to vote shares held by it or its affiliates at the relevant time in favor of, or to abstain from voting on, alternative transactions meeting certain conditions if the Issuer enters into a Superior Acquisition Agreement (as defined in the Merger Agreement) prior to the Go-Shop Period End Date (as defined in the Merger Agreement), and (d) to not grant any proxies or any arrangement with respect to the voting of Issuer common shares held by it or its affiliates until the earlier of the termination of the Definitive Merger Agreement or the day following the conclusion of a Superior Acquisition Meeting (as defined in the Merger Agreement) at which a Superior Acquisition Agreement is voted on by the holders of Issue common shares.   The foregoing summary of such voting agreement is qualified in its entirety by reference to the Definitive Merger Agreement, a copy of which is filed as Exhibit 99.9 hereto and the terms and conditions of which are incorporated herein by reference.

CUSIP No. G6852T105	SCHEDULE 13D	Page 6 of 7

Item 7.  Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented as follows:

Exhibit Number	Description of Exhibits

99.9	Merger Agreement, dated August 2, 2015 by and among Exor N.V., a Dutch public limited liability company (naamloze vennootschap), Pillar Ltd., a Bermuda exempted company and a wholly owned subsidiary of Parent, PartnerRe Ltd., a Bermuda exempted company, and solely with respect to Sections 4.01 to 4.05, 6.13 and Section 9.13, EXOR S.p.A., a società per azioni organized under the laws of the Republic of Italy (filed herewith)

99.10	Shareholder Information Letter, dated August 2, 2015, by and among PartnerRe Ltd., EXOR S.p.A., Giovanni Agnelli e C. S.a.p.az and John Elkann (filed herewith)

CUSIP No. G6852T105	SCHEDULE 13D	Page 7 of 7

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

EXOR S.p.A.

By:	/s/ Enrico Vellano
Name: Enrico Vellano
Title: Chief Financial Officer

EXOR S.A.

By:	/s/ Marco Benaglia
Name: Marco Benaglia
Title: Chief Operating Officer

Dated: August 4,  2015